Exhibit 13.1

For Intended Recipient Use Only • Not For Distribution • Private and Confidential Prolonging life and enhancing life quality of transplanted patients

2 Presentation Content This presentation is Private & Confidential. No part of this presentation or the information contained herein may be reproduc ed, photocopied, redistributed or passed on, directly or indirectly, to any other person, or published, in whole or in part, for any purpose. No Offer or Solicitation of Offer This presentation is for informational purposes only. This presentation does not constitute an offer to sell or a solicitatio n o f an offer to buy any securities, nor shall it or any part of it, or the fact of its distribution, form the basis of or be relied on in any way in connection with any sale of securities. This presentation is directed only at persons for the purpose of business development. Forward - Looking Statements This presentation contains forward - looking statements that are subject to many risks and uncertainties. Forward looking statemen ts include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other thi ngs, our ongoing and planned product development; our intellectual property position; our ability to develop commercial functions; exp ect ations regarding product launch and revenue; our results of operations, cash needs, spending, financial condition, liquidity, prospe cts , growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. Although we believe we have a r easonable basis for each forward - looking statement, we caution you that forward - looking statements are not guarantees of future performanc e and that our actual results of operations, financial condition and liquidity may differ materially from the forward - looking statemen ts contained in this presentation. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake n o obligation to update such statements to reflect events or circumstances after the date of this presentation or to reflect the oc currence of unanticipated events. Notice

3 A novel approach that utilizes the body’s natural process to train the recipient’s immune system to accept transplanted tissues and organs Overview

4 • New transplant patients • Existing transplant patients • New opportunities Market Categories

5 Dr. Leonard Bailey and Loma Linda University • Surgeon - in - Chief of Loma Linda University Children’s Hospital • Developed vision for infant heart transplantation for babies with hypoplastic left heart syndrome • Performed the first successful human to human heart transplantation in a newborn baby CLICK TO PLAY CLICK TO PLAY ADi Technology Background (pre ADiTx ): • Over 15 years of R&D • Total of $5M in funding including $3M in DOD grant

6 1. Immune suppression does not address chronic rejection 2. Current levels of immune suppression leads to significant undesirable side effects 3. Hypersensitivity caused by an initial transplant procedure complicates future organ transplantation Challenges with Tissue and Organ Transplantation

7 Technology and Products • ADi uses apoptosis , a natural process of “immune tolerance” by the body, to promote organ acceptance by re - training the immune system to recognize the transplanted organ as “self” • Selectively suppresses only those immune cells involved in the rejection of tissue and organ transplants • Injected in minute amounts directly into the skin/no hospitalization • Streamlined manufacturing and storage

8 Proof of Concept - Skin Grafting 21 Days 58 Days Allog raft los t in 21 days on average. Immunosuppresion alone 3 - fold increase in the longevity of the skin allografts ADi with minimal immunosuppression

9 Product Pipeline Other Organs and/or Tissue Allografts Skin Allograft Discover y Preclinica l Clinical

10 Intellectual Property Portfolio The ADi technology and its various components are protected by multiple families of patents and patent applications, including several U.S. and non - U.S. issued patents. As of 3/27/18, our patent portfolio licensed from Loma Linda University includes 6 U.S. patents, 3 U.S. pending patent applications, 57 foreign patents, and 12 foreign pending patent applications directed to ADi and related technologies. A comprehensive list of patent portfolio is available upon request.

11 Development Roadmap There can be no assurance that the projected product development plan can be successfully executed. • GMP Manufacturing • Safety/Toxicology (TOX) Studies • Investigational New Drug (IND) Submission to FDA • Clinical Phase I/II – First - in - Human (FIH) Study • Dose Optimization IND - enabling Preclinical Development Phase I/II 18 Months IND Approval 18 Months $6M $4M

12 Our Team Amro Albanna - Co - founder and CEO Founded multiple technology startups in various sectors including software, hardware, and medical devices. Led private and public financing and positioned companies for mergers and acquisitions. David Briones - Interim CFO Managed the public company and hedge fund at Bartolomei Pucciarelli (LLC). Former auditor with PricewaterhouseCoopers LLP specialized in the financial services group, and most notably worked the MONY Group, Prudential Financial, and MetLife initial public offerings. Waldo Concepcion, MD – Clinical Advisor Chief of Clinical Transplantation at Stanford University. Co - developed Liver Transplant Program at California Pacific Medical Center, founded Pediatric Liver Program at Loma Linda University, and served as Director over the Multi - Organ Transplant Program. Shahrokh Shabahang, MS, PhD – Co - founder and CTO Founded multiple biotech startups with experience in commercializing new life science technologies. Inventor of seven issued patents in life sciences. Expert in immunology and immune tolerance.

13 Our Team Gordon Winston – Advisor Founder and CEO of Inventive Capital, an opportunistic investment platform focused on providing structured IP capital solutions to R&D intensive businesses. Has 15 years Wall Street banking experience and 13 years Senior Executive, IP investing and fund management experience. Leonard Bailey, MD - Co - founder and Chairman of the Board Surgeon - in - Chief of Loma Linda University Children’s Hospital. Developed vision for infant heart transplantation for babies with hypoplastic left heart syndrome. Performed the first successful human to human heart transplantation in a newborn baby.

14 Key Business Partners Lead Bank Network 1 Audit dbbMcKennon Legal Sheppard Mullin IP Law Firm Seed IP

15 Planned Capital Raise • Amount : $6M - $10M • Outstanding shares : 7.3M common shares • Planned exchange: NASDAQ (reserved symbol ADTX)

Contact Information ADiTx Therapeutics, Inc. Investor Relations ir@aditxt.com www.aditxt.com